Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (309) 675-6171
James W. Owens
Chairman and Chief Executive Officer
Caterpillar Inc.
100 NE Adams Street
Preoria, Illinois 61629-7310

Re: Caterpillar Inc.
Definitive 14A
Filed April 17, 2007
File No. 001-2007

Dear Mr. Owens:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Party Transaction Approval Policy, page 6

1. Please include a statement of whether or not your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) are in writing, and, if not, how such policies are evidenced.

Compensation Discussion and Analysis, page 22

Total Annual Cash Compensation, page 25

2. While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, revise your disclosure regarding your "Performance Award Process" to which you refer on page 26 to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. To the extent other elements of compensation are based on individual performance, please revise your discussion accordingly.   Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Executive Short-Term Incentive Plan, page 26

3. To the extent you use non-GAAP measures as the metric to determine performance-based compensation, please provide a description of such measure. Without further insight into what such measures mean, how it is determined, and how it impacts performance awards, your disclosure is not easily understood by the average investor. Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

4. You have not provided a complete quantitative or qualitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. For example, although you provide the profit per share target for payout under the 2006 ESTIP, it appears as though you have omitted the performance measurements relating "Enterprise Quality" and "Enterprise Velocity." Please discuss the specific items of company performance and how your incentive awards, both short-term and long-term, are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

5. To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter

a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific targets or performance objectives, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. While we note your disclosure on page 26 that "relative difficulty of achieving the target level is consistent from year to year," general statements such as this regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. We would expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Long-Term Incentive Plan, page 28

6. We note that the Long-Term Incentive Plan is composed of a cash performance plan and an equity incentive plan which provides for stock appreciation rights and restricted stock. Please discuss your policies for allocating between cash and non-cash compensation and discuss the basis for allocating compensation to each different form of award. Please refer to Item 402(b)(2)(iii) and (iv) of Regulation S-K.

7. Please provide additional analysis regarding how you determined the amount of compensation under your long-term equity incentive plan. We would expect to see a more focused discussion that sets forth the amount of compensation awarded and provides substantive analysis and insight into how the committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 41

8. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits in the case of termination or change in control. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into

your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

9. In the table on page 43, please aggregate the amount of compensation payable in each circumstance that would generate a payout.

Director Compensation, page 44

10. For each director, disclose by footnote to the option award columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel